Exhibit 99.2

Annual 2020 General Meeting Zealand Pharma April 2, 2020

Introductionandreport from the Chairman Martin Nicklasson Chairman of the Board 2

Agenda 1. 2. 3. 4. 5. 6. 7. 8. 9. Management’s report on the Company's activities during the past financial year Approval of the audited Annual Report 2019 Resolution on the cover of loss in accordance with the approved Annual Report 2019 Election of members to the Board of Directors Election of the auditor Authorization for the Company to acquire treasury shares directly and/or acquire American depositary shares Proposal from the Board of Directors to approve the Company's Remuneration Policy Proposal from the Board of Directors to approve the fees for the Board of Directors for the financial year 2020 Proposal from the Board of Directors to approve a new authorization to increase the share capital of the Company by way of cash contribution and without pre-emption rights for the Company's existing shareholders Proposal from the Board of Directors to approve a new authorization to increase the share capital of the Company by way of contribution in kind and without pre-emption rights for the Company's existing shareholders Proposal from the Board of Directors to approve a new authorization to increase the share capital of the Company by way of cash contribution, by contribution in kind or by debt conversion and with pre-emption rights for the Company's existing shareholders Proposal from the Board of Directors to approve a new authorization to the Board of Directors to issue warrants Any other business 10. 11. 12. 13. 3

Forward-looking statements This presentation contains information pertaining to Zealand Pharma A/S (“Zealand"). Neither Zealand nor its management, directors, employees or representatives make any representation or warranty, express or implied, as to the accuracy or completeness of any of the information contained in this presentation or any other information transmitted or made available to the viewer or recipient hereof, whether communicated in written or oral form. This presentation does not constitute or form part of, and should not be construed as, an offer to sell or issue or the solicitation of an offer to buy or acquire Zealand securities, in any jurisdiction, or an inducement to enter into investment activity, nor shall there be any sale of Zealand securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No part of this presentation, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. This presentation contains forward-looking statements that reflect management's current views with respect to Zealand's product candidates' development, clinical and regulatory timelines and anticipated results, market opportunity, potential financial performance and other statements of future events or conditions. Although Zealand believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of various factors, many of which are beyond Zealand’s control. No reliance should be made on such forward-looking statements. Zealand does not intend to update the presentation, including the forward-looking statements contained therein, following distribution, beyond what is required by applicable law or applicable stock exchange regulations if and when circumstances arise that lead to changes compared to the date when these statements were provided. 4

Management reportfor 2019: Deliveringonour commitment topatients Emmanuel Dulac President and Chief Executive Officer 5

Zealand Pharma

Organizational Chart as of April 2, 2020



President & Chief Executive Officer
Emmanuel Dulac

Exec. Assistant & Admin. Team
Annette Borring Kjær

Legal & Intellectual Property
Ravinder Singh Chahil

Investor Relations & Communication
Lani Pollworth Morvan



Finance & Support
Matt Dallas
Senior Vice President, CFO



Business Development, International Commercial & New Product Planning
Marino Garcia
Senior Vice President



Technical Development & Operations
Ivan M. Møller
Senior Vice President

U.S. Commercial
TBD
Senior Vice President



Research & Development
Adam Steensberg
Exec. Vice President, CMO



Discovery & Innovation
Rie Schultz Hansen
Vice President

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Click here for the most current organization chart.

ZEALAND PHARMA

2019 was a transformative year for Zealand Pharma

Accelerated our late-stage pipeline	✓ Dasiglucagon HypoPal® rescue pen: Clinical program completed and NDA submission on track for Q1 2020 ✓ Dasiglucagon for dual-hormone pump: Phase 2 completed ✓ Dasiglucagon for congenital hyperinsulinism: Second pivotal Phase 3 trial initiated ✓ Dasiglucagon for post bariatric surgery hypoglycemia: Phase 2 initiated ✓ Glepaglutide for short bowel syndrome: continued progress in Phase 3
Advanced our early pipeline	✓ Once-weekly GLP-1/GLU for obesity/type 2 diabetes[1]: Phase 1 completed ✓ Long-acting GLP-1/GLP-2 dual agonist (ZP7570) for SBS: Phase 1 initiated
Expanded our strong financial and organizational position	✓ Entered agreement to develop complement C3 inhibitor with Alexion ✓ Completed our first acquisition: Encycle, pre-clinical α4β7 integrin inhibitor ✓ Secured DKK 560m in private placement with Van Herk Group ✓ Accelerated build-up of U.S. operations to prepare for first product launch anticipated in 2021

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ZEALAND PHARMA

Alexion Pharmaceuticals partnership Complement inhibitors in pre-clinical program: development Strategic collaboration for up to four complement pathway targets Key financials Lead Target • Agreement provides Alexion with exclusive worldwide licenses for one preclinical target, with option for up to three additional targets, in the complement pathway1 $115 million Potential development/ regulatory milestones $495 million Potential commercial milestones • Novel long-acting peptide inhibitor of C3 identified High single to low double digits • Potential to start clinical development in 2020 Royalties on net sales • Multiple opportunities for intervention points for novel targeted therapeutics 8 1 Upfront payment of $25 million for the first target and $15 million equity investment at a subscription price of $18,68 per share Up to 3 Additional Targets $15 million upfront per target Plus potential for each target: development/regulatory milestones similar to lead, commercial milestones and royalties at slight reduction to lead

Superior glycemic control with dual hormone pump using dasiglucagon for automated management of diabetes Phase 2 home-use clinical trial testing the iLet™ Bionic Pancreas using Dasiglucagon1 9 1 Beta Bionics and Zealand Pharma joint company announcement, June 6, 2019; 2 www.betabionics.com; Beta Bionics closed $ 63 million Series B financing Dec 2018 Insulin only Dual hormone Mean glucose level149 mg/dL 139 mg/dL Mean glucose level <154 mg/dL (achieving ADA target for adults)50% 90% Time spent in range 70-180 mg/dL71% 79% Mean percentage of time CGM glucose < 54 mg/dL0.6% 0.3% Mean percentage of time CGM glucose < 70 mg/dL3.6% 2.4%

NDA submitted to U.S. FDA for Dasiglucagon HypoPal® Rescue Pen to treat severe hypoglycemia



Potential for fast rescue from hypoglycemia


HypoPal®

For illustration only


Pivotal Phase 3[1]
10 min
40 min
12 min
Dasiglucagon 0.6 mg
Placebo
GlucaGen® 1.0 mg
Confirmatory Phase 3[3]
10 min
35 min
Dasiglucagon 0.6 mg
Placebo
Pediatric Phase 3[4]
10 min
30 min
10 min
Dasiglucagon 0.6 mg
Placebo
GlucaGen® 1.0mg
Median time to blood glucose recovery

[1] Company announcement No. 23/2018, *Zealand Pharma achieves primary and key secondary endpoints in pivotal Phase 3 trial with dasiglucagon for severe hypoglycemia*; [2] Time to plasma glucose recovery defined as first increase in plasma glucose of ≥20 mg/dL (1.1 mmol/L) from baseline without administration of rescue intravenous glucose. [3] Company announcement No. 15/2019, *Zealand Pharma achieves primary and key secondary endpoints in second pivotal Phase 3 trial with dasiglucagon for severe hypoglycemia*. [4] Company announcement No. 35/2019, *Zealand Pharma achieves primary and key secondary endpoints in pediatric Phase 3 trial with dasiglucagon for severe hypoglycemia*.

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ZEALAND PHARMA

We are pursuing multiple opportunities to improve modalities patients’ lives with dasiglucagon via different product Dasiglucagon Novel stable glucagon analog Fast onset-of-action Unique stability in liquid formulation Suitable for multiple indications HypoPal® rescue pen for severe hypoglycemia Dual hormone artificial pancreas for automated diabetes care Infusion pump therapy for recurrent low blood glucose in congenital hyperinsulinism Mini doses to correct post-bariatric surgery hypoglycemia Phase 2 ongoing1 Preparing NDA Phase 3 ready Phase 3 ongoing 11 1 https://clinicaltrials.gov/ct2/show/NCT03984370

Advancing two promising programs to address severe unmet medical needs for patients with short bowel syndrome Glepaglutide GLP-2 analog ZP 7570 GLP-1R/GLP-2R dual agonist Pivotal Phase 3 Phase 1a • Evaluate once-and twice-weekly glepaglutide dosing over 24 weeks Patient enrollment completion expected 2020 Results expected first half 2021 • • • Single-ascending dose Safety and tolerability Initiated June 2019 • • Phase 1b • • • Multiple-ascending dose Safety and tolerability Initiation expected 2020 Trial design1 • Double-blind, placebo controlled trial in 129 SBS patients evaluating safety and efficacy of once and twice weekly dosing over 24 weeks Primary and key secondary endpoints Marianne is living with short bowel syndrome • Reduction in weekly parenteral support (PS) volume > 20% reduction in PS volume • • Reduction in weekly days on PS 12 1 https://clinicaltrials.gov/ct2/show/NCT03690206

Orally-delivered α4β7 integrin inhibitor (ZP10000) added to early pipeline through Encycle Therapeutics acquisition

α4β7 integrin inhibitor: ZP10000[1]

- ZP10000 inhibits integrin α4β7, which is involved in migration of circulatory pro-inflammatory lymphocytes to intestinal tissue
- Mode of action has been clinically validated in inflammatory bowel disease by vedolizumab, an approved, infusion-only α4β7 integrin inhibitor
- ZP10000 is active with oral dosing in pre-clinical studies

Encycle Therapeutics acquisition

- 100% contingent consideration with no upfront payment
- Future potential earn-outs of up to US $80 million contingent on successful achievement of specific milestones, including up to $10 million by successful completion of Phase 2
- Earn-outs payable in cash and/or ZEAL equity at Zealand's discretion
- Mid-single digit royalty on global net sales
- In addition to acquiring lead asset ZP10000, Zealand gained access to a screening library of approx. 5,000 unique peptide macrocycles that could provide additional targets for research

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[1] Formerly ET3764

ZEAL& ZEALAND PHARMA

Boehringer Ingelheim partnership program: Next generation peptide therapeutics for obesity / type 2 diabetes Key figures GLP-1/glucagon dual analog1 • Product candidate for obesity/ T2D €365 million2 • Once weekly dosing Outstanding potential development, regulatory and commercial milestones • Phase 2 initiation expected in 2020 High single to low double digit % Royalties on global sales 14 1 Boehringer Ingelheim holds global development and commercial rights; 2 Includes EUR 20 million milestone expected with Phase 2 initation.

Historical performance in 2019 outperformed comparable indices Zealand Pharma (ZEAL-CSE) Zealand Pharma (ZEAL-US) NASDAQ Biotech OMX Nordic Copenhagen Mid Cap 330 Alexion agreement ; DHAP Ph 2 Results ; Dasi RP Ph 3 Ped Results; 280 230 180 ; New CEO ; New CFO 130 18FY Report ;61472;19Q1 Report ;19H1 Report ; 19Q3 Report ; 80 800000 600000 400000 200000 0 FEB Aug 15 Chart data provided by Factset via Nasdaq IR Insights, Mar 30, 2020 Volume % Change JAN MAR APR MAY JUN JUL Sep Oct Nov Dec Private Placement ; Dasi RP Ph 3 Confirmatory Results ; Glepa Ph 3 Extension FPD ; BI 456906 Ph 2 decision ;

Company Goals 2020 Build Zealand Pharma U.S. and advance our launch readiness Execute on the clinical pipeline and NDA filing Advance early pipeline and Maintain a strong financial strategic alliances and organizational position 16

Multiple late stage programs and a promising early pipeline

Product Candidate	Indication	Pre-clinical	Phase 1	Phase 2	Phase 3	Registration
Dasiglucagon HypoPal® Rescue Pen	Severe hypoglycemia					
Dasiglucagon S.C. Continuous Infusion	Congenital hyperinsulinism					
Dasiglucagon Dual-hormone Pump	Diabetes management					
Glepaglutide GLP-2 Analog	Short bowel syndrome					
ZP 7570 GLP-1/GLP-2 Dual Agonist	Short bowel syndrome					
BI 456906 GLP-1/GLU Dual Agonist	Obesity/Type 2 diabetes[1]					
Amylin Analog	Obesity/Type 2 diabetes					
Complement C3 Inhibitor	Undisclosed[2]					
ZP10000 α4β7 Integrin Inhibitor	Inflammatory bowel disease[3]					
Ion Channel Blockers	Undisclosed					
GIP/GLP-1/Glucagon Mono/Dual/Triple	Undisclosed					


NDA filed

[1] Partnered with Boehringer Ingelheim. Zealand eligible for EUR 365m in outstanding milestones; [2] Partnered with Alexion Pharmaceuticals: Zealand eligible for USD 610m in outstanding milestones. [3] Acquired Encycle Therapeutics, Inc.: future potential earn-outs of up to US $80 million contingent on successful achievement of development, regulatory and commercial milestones; payable in cash and/or ZEAL equity at Zealand's discretion.

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ZEALAND PHARMA

In 2020, U.S. infrastructure will become fully operational while we continue advancing across our pipeline

Build Zealand Pharma U.S. and advance launch readiness	• Establish Boston-area office for Zealand Pharma U.S. operations • Execute launch readiness program for dasiglucagon HypoPal® rescue pen
Execute on the clinical pipeline	• Dasiglucagon HypoPal rescue pen: submit NDA to U.S. FDA • Dasiglucagon for congenital hyperinsulinism: Phase 3 clinical results • Dasiglucagon for dual-hormone artificial pancreas pump: Phase 3 initiation • Glepaglutide for short bowel syndrome: complete Phase 3 patient enrollment • ZP 7570 for short bowel syndrome: Phase 1 program advancement • BI 456906 for obesity/type 2 diabetes[1]: Phase 2 initiation • Amylin analog for obesity/type 2 diabetes[1]: Phase 1 initiation
Advance our early pipeline and strategic alliances	• Complement C3 inhibitor[2] pre-clinical development towards Phase 1 initiation • ZP 10000 α4β7 inhibitor pre-clinical development towards Phase 1 initiation
Maintain a strong financial and organizational position	• Disciplined financial management with tight cost control

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[1] Partnered with Boehringer Ingelheim. [2] Partnered with Alexion Pharmaceuticals.

ZEALAND PHARMA

Acquisition of Valeritas accelerates build of U.S. operations Zealand U.S. organization expands 10 120 employees Integrating our systems together Building a strong foundation to launch dasiglucagon HypoPal® rescue pen in 2021 19

We are excited to add Marlborough as Zealand’s next location Boston Marlborough Copenhagen New York 20

Our response to COVID-19: precautions to keep our employees, patients, and business and clinical partners safe, while sustaining business Take swift decisions on immediate risks affecting • • • • • • Employees Patients and our clinical Product supply Key Projects Market value Finances studies Plan for an extended time frame Prepare for a return to normalcy 21

Built on a solid foundation, Zealand has an exciting future 1998 Year established in Denmark 179 Employees, 85% in R&D 2 Therapies in US market (2017) 4 Late stage assets and robust early pipeline 5x25 5 commercialized products by 2025 Dual NASDAQ listings in Copenhagen (2010 IPO) and NYC (2017) Offices in Copenhagen, New York, Three late-stage assets for metabolic diseases Becoming a fully integrated biotech with US commercial presence Adlyxin and Soliqua (both Type 2 DM, and Boston commercialized by Sanofi) 22

FinancialHighlights Matt Dallas Chief Financial Officer 23

2019 income statement 24 Exchange rates used: 31 Dec 2019 = 6.6759 and 31 Dec 2018 = 6.5194 DKK ‘000 FY 2019 Restated FY 2018 Revenue (royalties and milestone payments) Royalty expenses Research and development expenses Administrative expenses Other operating income Operating result Net financial items Result before tax Tax 41,333 -415 -561,423 -67,881 444 -587,942 11,265 -576,677 5,136 37,977 -3,356 -438,219 -43,543 1,099,526 652,385 -27,334 625,051 -43,773 Net result for the period (after tax) -571,541 581,278

A strong financial position to support our clinical programs Net Operating Expenses DKK 628.9 million / USD 94.2 million Cash position DKK 1.38 billion / USD 207 million R&D and Administrative Expenses DKKm Cash and cash equivalents, restricted cash and securities DKKm $m 105 $m 240 1.600 700 1.400 210 600 90 1.200 180 150 120 500 75 1.000 400 60 800 300 45 90 60 600 30 200 400 15 100 30 200 0 0 0 0 2015 2016 2017 2018 2019 2015 2016 2017 2018 2019 R&D expenses Administrative expenses Cash and cash equivalents Restricted cash Securities 25 Exchange rates used: 31 Dec 2019 = 6.6759

2020 financial guidance The increase in net operating expenses in 2020 compared to 2019 is due to • a rise in administrative expenses as Zealand prepares for the product launch and subsequent commercialization for the dasiglucagon HypoPal® Rescue Pen, as well as the clinical development costs associated with Phase 3 programs for glepaglutide, dasiglucagon for congenital hyperinsulinism, and the dual hormone artificial pancreas • 26 1 Net operating expenses consist of research, development and administrative expenses less other operating income. DKKm 2020 Guidance 2019 Realized Net operating expenses1 790-810 629

Comments & Questions 27

Agenda items 1, 2 & 3 – Joint Resolutions 1. Management’s report on the Company's activities during the past financial year 2. Approval of the audited Annual Report 2019 3. Resolution on the cover of loss in accordance with the approved Annual Report 2019 28

Agenda item 4 Election of members to the Board of Directors All of the incumbent board members are standing for re-election and the Board of Directors proposes, in accordance with the recommendation from the Nomination Committee, re-election of all the members: Jeffrey Berkowitz Martin Nicklasson Kirsten A. Drejer Alain Munoz Special competencies: Global executive with extensive branded and generic pharmaceutical, retail pharmacy, wholesale drug distribution, specialty, payor and healthcare services leadership experience in P&L accountable roles. Special competencies: More than 30 years of international experience in the pharmaceutical and biotech industry. Before co-founding Symphogen A/S in 2000, held several scientific and managerial positions at Novo Nordisk A/S. Special competencies: Experience in the pharmaceutical industry at senior management level. Served as SVP for international development in the Sanofi Group and in the pharmaceutical division of Fournier Laboratories. Special competencies: Extensive general mana-gement and research and development experience from AstraZeneca Plc and Swedish Orphan Biovitrum AB 29

Agenda item 4 Election of members to the Board of Directors All of the incumbent board members are standing for re-election and the Board of Directors proposes, in accordance with the recommendation from the Nomination Committee, re-election of all the members: Leonard Kruimer Bernadette Connaughton Michael J. Owen Special competencies: More than 30 years of experience in corporate finance, planning and strategy, including 15 years in senior executive positions in private and publicly listed biotechnology companies. Special competencies: More than 30 years of global strategic, commercial and leadership expertise, and a broad perspective on the strategy, capabilities and governance required for successful execution in U.S. and international markets. Special competencies: Research experience focusing on the immune system and more than 150 publications. Has held several leading positions at GlaxoSmithKline, most recently as SVP and head of biopharmaceuticals research. 30

Agenda item 5 Election of auditor As recommended by the Audit Committee, the Board of Directors proposes election of Ernst & Young Godkendt Revisionspartnerselskab as the Company's auditor 31

Agenda item 6 Authorization to Zealand to acquire treasury shares directly and/or American Depositary Shares The Board of Directors requests that the General Meeting authorizes the Company to acquire, during the period until the next Annual General Meeting, treasury shares directly and/or acquire American depositary shares, provided the acquisition, pursuant to Section 197 of the Danish Companies Act, can be financed by funds that could otherwise be distributed as ordinary dividends. The Company's aggregated acquisition of treasury shares and American depositary shares shall not exceed a total nominal value of 10% of the Company's share capital at any given time. The acquisition price for the treasury shares may not deviate by more than 10% from the quoted price for the Company’s shares on Nasdaq Copenhagen at the time of purchase, and the acquisition price for the American depositary shares may not deviate by more than 10% from the quoted price for the American depositary shares traded on NASDAQ Global Select Market in the United States at the time of purchase. The Company may surrender any acquired American depositary shares to the depositary enabling the Company to take delivery of the underlying shares. 32

Agenda item 7 Proposal by the Board of Directors to approve a new Remuneration Policy for the Company Compared to the Company's existing Remuneration Policy, the Board of Directors has proposed few amendments in the new Remuneration Policy, including: • New terms in regard to vesting and exercise period of share rights and/or warrants to members of the Executive Management. • Lapse of old PSU plan and introduction of new RSU plan for members of the Executive Management ensuring contribution to and alignment with RSU's to the development in share price. the long-term interests of the Company by linking the value of 33

Agenda item 8 Proposal from the Board of Directors year 2020 to approve the fees for the Board of Directors for the financial • Member base fee of DKK 400,000 • Chairman fee of DKK 350,000 • Vice-Chairman fee of DKK 100,000 • Audit Committee member fee of DKK 50,000 • Audit Committee chairman fee of DKK 150,000 • Remuneration and Compensation Committee member fee of DKK 50,000 The fees for the Board of Directors for the financial year 2020 are unchanged compared to 2019. 34

Agenda items 9-12 Proposal from the Board of Directors to amend the Company's Articles of Association Item 9 Replacement of Section 7.1 regarding the Board of Directors' authorization to increase the share capital of the Company Item 10 Replacement of Section 7.2 regarding the Board of Directors' authorization to increase the share capital of the Company Item 11 Replacement of Section 7.3 regarding the Board of Directors' authorization to increase the share capital of the Company Item 12 Insert new sections 8.7-8.9 with approval of new authorization to the Board of Directors to issue warrants 35

Agenda item 13 Any other business 36

Thank you Zealand Pharma Annual General Meeting April 2, 2020